UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 22, 2005

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687 - 7000

__________________________________

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendence relating to the Essential Fact about the Chief Executive Officer of the society.
  A filing indicated in (1) in Spanish.

SANTIAGO, August 22, 2005

Mr.

Alejandro Ferreiro Y.

Securities and Insurance Superintendent

Chilean Securities and Insurance Superintendence

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

Properly authorized and as per the section ninth and second clause of the section tenth of Law number 18,045, and as per General Regulation number 30, properly authorized herein I come in accompanying the information of certain facts that had the essential or outstanding character to judgment of this company, regarding the corporation and their values of public offer.

Sincerely,

/s/ Victor Cantillano Vergara

Victor Cantillano Vergara

Director

pp. Supermercados Unimarc S.A.

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

ESSENTIAL FACT

SUPERMERCADOS UNIMARC S.A.

Pursuant to article 9 and 10 of Law 18,045, hereto I inform you the following essential fact of the subscribing company.

In Board of Director's meeting, dated August 22, 2005, it was agreed to designate Mr. Juan Enrique Barriga Ugarte as new General Manager. In that regard, it was agreed to leave vacant the Director's position that had Mr. Barriga in the Company.

Santiago, 22 de Agosto de 2005

Senor

Alejandro Ferreiro Y.

Superintendente de Valores y Seguros

Superintendencia de Valores y Seguros

Presente

Ref: Inscripcion Registro de Valores Numero 447

De nuestra consideracion:

Debidamente facultado y en virtud de lo establecido en el articulo 9 e inciso 2 del articulo 10 de la Ley 18,045 y de conformidad a lo senalado en la Norma de Caracter General Numero 30, debidamente facultado vengo en acompanar la informacion de ciertos hechos que a criterio de esta compania reviste el caracter de esencial o relevante, respecto de la sociedad y sus valores de oferta publica.

Atentamente,

VICTOR HUGO CANTILLANO VERGARA

DIRECTOR

c.c. Bolsa de Comercio de Santiago

Bolsa de Comercio de Valparaiso

Bolsa Electronica de Chile

Archivo General.

HECHO ESENCIAL

SUPERMERCADOS UNIMARC S.A.

De conformidad a lo establecido en el articulo 9 y 10 de la Ley 18,045, comunico el siguiente hecho esencial de la sociedad.

En Sesion de Directorio de fecha 22 de Agosto de 2005, se acordo designar como nuevo Gerente General, a don Juan Enrique Barriga Ugarte. Para tal efecto, se acordo dejar vacante el cargo de director que tenia el senor Barriga.